________________________________________________________________________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________________________________________________________________
FORM 6-K

________________________________________________________________________________________________________
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2019
Commission File Number: 001-35052

________________________________________________________________________________________________________
Adecoagro S.A.
(Translation of registrant’s name into English)

________________________________________________________________________________________________________
Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
________________________________________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

________________________________________________________________________________________________________

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2019

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated interim financial statements as of and for the nine month period ended September 30, 2019 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

Forward-Looking Statements

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: November 13, 2019	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2019 and for the nine and three-month periods ended September 30, 2019 and 2018

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock:: 122,381,815 common shares
Outstanding Capital Stock: 117,484,516 common shares
Treasury Shares: 4,897,299 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month periods ended September 30, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2019	2018	2019	2018

		(unaudited)
Sales of goods and services rendered	4	607,913	550,230	220,312	178,744
Cost of goods sold and services rendered	5	(460,953)	(415,449)	(167,758)	(129,954)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	59,318	12,139	7,850	(23,369)
Changes in net realizable value of agricultural produce after harvest		1,245	9,552	3,847	2,204
Margin on manufacturing and agricultural activities before operating expenses		207,523	156,472	64,251	27,625
General and administrative expenses	6	(40,487)	(39,312)	(10,871)	(9,428)
Selling expenses	6	(70,732)	(61,332)	(22,599)	(21,688)
Other operating income, net	8	615	107,521	9,297	37,892
Profit from operations before financing and taxation		96,919	163,349	40,078	34,401
Finance income	9	7,290	6,494	2,525	1,651
Finance costs	9	(170,858)	(242,342)	(106,452)	(72,653)
Other financial results - Net gain of inflation effects on the monetary items	9	62,584	50,370	20,568	50,370
Financial results, net	9	(100,984)	(185,478)	(83,359)	(20,632)
(Loss) / profit before income tax		(4,065)	(22,129)	(43,281)	13,769
Income tax (expense) / benefit	10	(5,215)	3,151	12,974	(10,273)
(Loss) / profit for the period		(9,280)	(18,978)	(30,307)	3,496
Attributable to:
Equity holders of the parent		(10,407)	(19,852)	(30,245)	4,478
Non-controlling interest		1,127	874	(62)	(982)

(Loss) / Earnings per share attributable to the equity holders of the parent during the period:
Basic		(0.089)	(0.170)	(0.259)	0.038
Diluted		(0.089)	(0.170)	(0.259)	0.038

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month periods ended September 30, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2019	2018	2019	2018

	(unaudited)

(Loss) / Profit for the period	(9,280)	(18,978)	(30,307)	3,496
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(87,586)	(138,733)	(150,210)	(66,759)
Cash flow hedge, net of tax (Note 2)	(23,245)	(52,247)	(22,783)	(27,928)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	6,176	422,857	53,161	422,857
Other comprehensive (loss) / income for the period	(104,655)	231,877	(119,832)	328,170
Total comprehensive (loss) / income for the period	(113,935)	212,899	(150,139)	331,666

Attributable to:
Equity holders of the parent	(110,394)	198,751	(145,179)	316,874
Non-controlling interest	(3,541)	14,148	(4,960)	14,792

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2019 and December 31, 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2019	2018
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,455,228	1,480,439
Right of use assets	12	225,121	—
Investment property	13	34,295	40,725
Intangible assets	14	30,928	27,909
Biological assets	15	11,714	11,270
Deferred income tax assets	10	15,087	16,191
Trade and other receivables, net	17	42,754	38,820
Other assets		1,063	1,184
Total Non-Current Assets		1,816,190	1,616,538
Current Assets
Biological assets	15	83,243	94,117
Inventories	18	191,558	128,102
Trade and other receivables, net	17	134,459	158,686
Derivative financial instruments	16	1,163	6,286
Other assets		108	8
Cash and cash equivalents	19	145,833	273,635
Total Current Assets		556,364	660,834
TOTAL ASSETS		2,372,554	2,277,372
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	183,573	183,573
Share premium	20	903,663	900,503
Cumulative translation adjustment		(712,803)	(666,037)
Equity-settled compensation		14,451	16,191
Cash flow hedge		(80,127)	(56,884)
Other reserves		53,833	32,380
Treasury shares		(7,349)	(8,741)
Revaluation surplus		348,867	383,889
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		209,248	237,188
Equity attributable to equity holders of the parent		954,930	1,063,636
Non-controlling interest		40,773	44,509
TOTAL SHAREHOLDERS EQUITY		995,703	1,108,145
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	3,586	211
Borrowings	23	693,703	718,484
Lease liabilities	24	163,442	—
Deferred income tax liabilities	10	153,308	168,171
Payroll and social security liabilities	25	1,084	1,219
Provisions for other liabilities	26	2,806	3,296
Total Non-Current Liabilities		1,017,929	891,381
Current Liabilities
Trade and other payables	22	87,326	106,226
Current income tax liabilities		1,079	1,398
Payroll and social security liabilities	25	26,647	25,978
Borrowings	23	205,564	143,632
Lease liabilities	24	37,531	—
Derivative financial instruments	16	459	283
Provisions for other liabilities	26	316	329
Total Current Liabilities		358,922	277,846
TOTAL LIABILITIES		1,376,851	1,169,227
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,372,554	2,277,372

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2019 and 2018 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Revaluation surplus (**)	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2018	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	—	41,574	106,209	673,880	9,139	683,019
Adjustment of opening balance for the application of IAS 29	—	—	—	—	—	—	—	—	158,629	158,629	20,544	179,173
Total equity at the beginning of the financial year	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	—	41,574	264,838	832,509	29,683	862,192
Loss for the period	—	—	—	—	—	—	—	—	(19,852)	(19,852)	874	(18,978)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(127,250)	—	—	—	—	—	—	(127,250)	(11,483)	(138,733)
Cash flow hedge (*)	—	—	—	—	(52,243)	—	—	—	—	(52,243)	(4)	(52,247)
Revaluation of surplus	—	—	—	—	—	—	398,096	—	—	398,096	24,761	422,857
Other comprehensive income for the period	—	—	(127,250)	—	(52,243)	—	398,096	—	—	218,603	13,274	231,877
Total comprehensive income for the period	—	—	(127,250)	—	(52,243)	—	398,096	—	(19,852)	198,751	14,148	212,899

- Employee share options (Note 21)
Exercised/ Forfeited	—	—	—	(12)	—	—	—	—	12	—	—	—
- Restricted units (Note 21):
Value of employee services	—	—	—	3,071	—	—	—	—	—	3,071	—	3,071
Vested	—	4,775	—	(5,520)	—	745	—	—	—	—	—	—
-Purchase of own shares (Note 20)	—	(13,206)	—	—	—	(2,519)	—	—	—	(15,725)	—	(15,725)
Balance at September 30, 2018 (unaudited)	183,573	900,503	(679,854)	15,391	(76,934)	(8,741)	398,096	41,574	244,998	1,018,606	43,831	1,062,437

(*) Net of 19,336 of Income Tax.
(**) Net of 145,589 of Income tax

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2019 and 2018 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves (***)	Treasury shares	Revaluation surplus (**)	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2019	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145
Loss for the period	—	—	—	—	—		—	—	—	(10,407)	(10,407)	1,127	(9,280)
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(46,766)	—	—	—	—	(36,482)	—	—	(83,248)	(4,338)	(87,586)
Cash flow hedge (*)	—	—	—	—	(23,243)	—	—	—	—	—	(23,243)	(2)	(23,245)
- Items that will not be reclassified to profit or loss:
Revaluation surplus	—	—	—	—	—	—	—	6,504	—	—	6,504	(328)	6,176
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,044)	—	5,044	—	—	—
Other comprehensive income for the period	—	—	(46,766)	—	(23,243)	—	—	(35,022)	—	5,044	(99,987)	(4,668)	(104,655)
Total comprehensive income for the period	—	—	(46,766)	—	(23,243)	—	—	(35,022)	—	(5,363)	(110,394)	(3,541)	(113,935)

- Reserves for the benefit of government grants (1)	—	—	—	—	—	22,577	—	—	—	(22,577)	—	—	—
- Restricted shares (Note 21):
Value of employee services	—	—	—	2,709	—	—	—	—	—	—	2,709	—	2,709
Vested	—	4,455	—	(4,449)	—	—	715	—	—	—	721	—	721
Forfeited	—	—	—	—	—	5	(5)	—	—	—	—	—	—
Granted	—	—	—	—	—	(1,129)	1,129	—	—	—	—	—	—
- Purchase of own shares	—	(1,295)	—	—	—	—	(447)	—	—	—	(1,742)	—	(1,742)
- Dividends	—	—	—	—	—	—	—	—	—	—	—	(195)	(195)
Balance at September 30, 2019 (unaudited)	183,573	903,663	(712,803)	14,451	(80,127)	53,833	(7,349)	348,867	41,574	209,248	954,930	40,773	995,703

(*) Net of 7,871 of Income tax.
(**) Net of (2,568) of Income tax.
(***) It corresponds to Restricted Shares Granted.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2019	September 30, 2018
		(unaudited)
Cash flows from operating activities:
Loss for the period		(9,280)	(18,978)
Adjustments for:
Income tax expense / (benefit)	10	5,215	(3,151)
Depreciation	11	131,226	112,056
Amortization	14	977	801
Depreciation of right of use assets	12	32,927	—
Gain from the sale of farmland and other assets	27	(1,354)	—
(Gain) / loss from disposal of other property items	8	(194)	217
Gain from the sale of subsidiaries	8	—	(36,227)
Acquisition of subsidiaries		(149)	—
Net gain from the Fair value adjustment of Investment properties	13	(2,069)	(18,457)
Equity settled share-based compensation granted	7, 21	3,416	3,752
Gain from derivative financial instruments	8, 9	(601)	(46,146)
Interest and other expense, net	9	48,788	30,936
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(23,629)	7,604
Changes in net realizable value of agricultural produce after harvest (unrealized)		(1,429)	(11,355)
Provision and allowances		(440)	945
Net gain of inflation effects on the monetary items	9	(62,584)	(50,370)
Foreign exchange losses, net	9	100,693	188,204
Cash flow hedge – transfer from equity	9	10,758	7,846
Subtotal		232,271	167,677
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(20,081)	(112,738)
(Increase) in inventories		(74,511)	(69,716)
Decrease in biological assets		30,759	37,894
(Increase) in other assets		(207)	(274)
Decrease in derivative financial instruments		4,046	51,023
(Decrease) / Increase in trade and other payables		(5,517)	23,208
Increase in payroll and social security liabilities		4,099	6,156
(Decrease) in provisions for other liabilities		(361)	(333)
Net cash generated from operating activities before taxes paid		170,498	102,897
Income tax paid		(1,804)	(1,473)
Net cash generated from operating activities	(a)	168,694	101,424

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2019 and 2018 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2019	September 30, 2018
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		636	—
Purchases of property, plant and equipment	11	(199,440)	(152,496)
Purchases of cattle and non current biological assets		(4,950)	(3,547)
Purchases of intangible assets	14	(6,990)	(2,359)
Interest received	9	5,110	5,780
Proceeds from sale of property, plant and equipment		1,804	1,233
Proceeds from sale of farmlands and other assets	27	5,833	31,511
Net cash used in investing activities	(b)	(197,997)	(119,878)

Cash flows from financing activities:
Proceeds from long-term borrowings		12,594	37,217
Payments of long-term borrowings		(79,768)	(49,834)
Proceeds from short-term borrowings		172,411	179,127
Payment of short-term borrowings		(89,666)	(151,667)
Proceeds of derivatives financial instruments		1,485	(1,230)
Lease payments		(41,304)	—
Interest paid		(51,538)	(43,483)
Purchase of own shares		(1,741)	(15,725)
Dividends paid to non-controlling interest		(603)	(1,195)
Net cash used in financing activities	(c)	(78,130)	(46,790)
Net decrease in cash and cash equivalents		(107,433)	(65,244)
Cash and cash equivalents at beginning of period	19	273,635	269,195
Effect of exchange rate changes and inflation on cash and cash equivalents	(d)	(20,369)	(23,123)
Cash and cash equivalents at end of period	19	145,833	180,828

(a) Includes 21,088 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(b) Includes 7,001 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(c) Includes (14,093) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(d) Includes (13,996) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.

Other Non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1. General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 12, 2019.

2. Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group's exposure and risk management principles and processes since December 31, 2018 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2019. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, recent economical events forced the government to impose certain restrictions in the exchange markets, such as:
–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2019. All amounts are shown in US dollars.

	September 30, 2019
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(11,203)	—	—	(552)	(11,755)
Brazilian Reais	—	(20,418)	—	—	(20,418)
US Dollar	(326,792)	(460,103)	21,535	53,100	(712,260)
Uruguayan Peso	—	—	(843)	—	(843)
Total	(337,995)	(480,521)	20,692	52,548	(745,276)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2019 would have increased the Group’s Loss before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.
A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2019
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(32,679)	(46,010)	2,154	—	(76,535)
(Decrease) or increase in Profit before income tax	(32,679)	(46,010)	2,154	—	(76,535)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2019 and 2024.

For the period ended September 30, 2019, a loss before income tax of US$ 52,262 was recognized in other comprehensive income and a loss of US$ 10,758 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at September 30, 2019 (all amounts are shown in US dollars):

	September 30, 2019
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	5,212	—	—	—	5,212
Brazilian Reais	—	47,390	—	—	47,390
US Dollar	146,524	77,528	14,506	497,202	735,760
Subtotal Fixed-rate borrowings	151,736	124,918	14,506	497,202	788,362
Variable rate:
Brazilian Reais	—	28,226	—	—	28,226
US Dollar	78,211	4,468	—	—	82,679
Subtotal Variable-rate borrowings	78,211	32,694	—	—	110,905
Total borrowings as per analysis	229,947	157,612	14,506	497,202	899,267

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

At September 30, 2019, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	September 30, 2019
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(282)	(282)
US Dollar	(782)	(45)	(827)
Decrease in profit before income tax	(782)	(327)	(1,109)

•Credit risk

As of September 30, 2019, six banks accounted for more than 79% of the total cash deposited (Credit agricole, J.P. Morgan, Banco Safra, Banco do Brasil, Banco Itaú, HSBC).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2019:

▪ Futures / Options

	September 30, 2019
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(13)	(2,388)	962	962
Soybean	52	13,653	(459)	(548)
Wheat	(5)	(787)	68	68
Sugar	45	13,206	122	295
Total	79	23,684	693	777

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪ Other derivative financial instruments

As of September 30, 2019, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2018.

During the period ended September 30, 2019 and 2018, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 0.0 million and US$ 19.5 million, respectively. Those contracts entered in 2018 had maturity dates July 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

During the period ended on September 30, 2019 and 2018, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 0.7 million and US$ 7.5 million, respectively. The currency forward contracts maturity date is December 2019, and between August and December 2018, respectively. The outstanding contracts resulted in the recognition of a gain of US$ 0.01 million and US$ 0.1 million, respectively.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3. Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪ The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪ The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪ The Company’s ‘Dairy’ Segment consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others;

▪ The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits). (For disposals and acquisitions see Note 27).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

The following tables show a reconciliation of each reportable segment for the nine-month period ended September 30, 2019 and September 30, 2018, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	September 30, 2019
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	134,038	(9,456)	124,582	74,829	(3,316)	71,513	53,946	(4,864)	49,082
Cost of goods and services rendered	(129,805)	9,174	(120,631)	(57,447)	1,542	(55,905)	(49,117)	4,355	(44,762)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,545	(2,256)	22,289	15,440	(1,957)	13,483	10,137	(964)	9,173
Gain from changes in net realizable value of agricultural produce after harvest	1,174	71	1,245	—	—	—	27	(27)	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	29,952	(2,467)	27,485	32,822	(3,731)	29,091	14,993	(1,500)	13,493
General and administrative expenses	(3,623)	279	(3,344)	(4,821)	282	(4,539)	(3,081)	317	(2,764)
Selling expenses	(8,804)	747	(8,057)	(15,773)	1,513	(14,260)	(3,554)	318	(3,236)
Other operating income, net	(3,206)	(285)	(3,491)	256	(34)	222	(666)	(17)	(683)
Profit from Operations Before Financing and Taxation	14,319	(1,726)	12,593	12,484	(1,970)	10,514	7,692	(882)	6,810

Depreciation and amortization	(3,555)	(62)	(3,617)	(5,087)	541	(4,546)	(3,615)	363	(3,252)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

	September 30, 2019
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	2,249	(190)	2,059	—	—	—	625,739	(17,826)	607,913
Cost of goods and services rendered	(1,877)	150	(1,727)	—	—	—	(476,174)	15,221	(460,953)
Initial recognition and changes in fair value of biological assets and agricultural produce	(578)	66	(512)	—	—	—	64,429	(5,111)	59,318
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	1,201	44	1,245
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(206)	26	(180)	—	—	—	215,195	(7,672)	207,523
General and administrative expenses	(126)	19	(107)	(14,455)	1,567	(12,888)	(42,951)	2,464	(40,487)
Selling expenses	(149)	6	(143)	(106)	33	(73)	(73,349)	2,617	(70,732)
Other operating income, net	1,615	446	2,061	(289)	43	(246)	464	151	615
Profit from Operations Before Financing and Taxation	1,134	497	1,631	(14,850)	1,643	(13,207)	99,359	(2,440)	96,919

Depreciation and amortization	(139)	15	(124)	—	—	—	(133,060)	857	(132,203)
Net gain from Fair value adjustment of Investment property	1,622	447	2,069	—	—	—	1,622	447	2,069

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

	September 30, 2018
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	115,316	(17,826)	97,490	87,482	(9,322)	78,160	24,184	(6,722)	17,462
Cost of goods and services rendered	(115,449)	17,806	(97,643)	(66,037)	2,938	(63,099)	(22,977)	6,353	(16,624)
Initial recognition and changes in fair value of biological assets and agricultural produce	27,530	(10,364)	17,166	13,192	(6,290)	6,902	6,263	(2,655)	3,608
Gain from changes in net realizable value of agricultural produce after harvest	14,584	(5,032)	9,552	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,981	(15,416)	26,565	34,637	(12,674)	21,963	7,470	(3,024)	4,446
General and administrative expenses	(3,111)	39	(3,072)	(3,443)	(941)	(4,384)	(611)	(557)	(1,168)
Selling expenses	(4,499)	998	(3,501)	(12,920)	2,981	(9,939)	(417)	108	(309)
Other operating income, net	1,518	1,888	3,406	247	(92)	155	(1,147)	258	(889)
Profit from Operations Before Financing and Taxation	35,889	(12,491)	23,398	18,521	(10,726)	7,795	5,295	(3,215)	2,080

Depreciation and amortization	(1,102)	(94)	(1,196)	(2,690)	(1,117)	(3,807)	(844)	(546)	(1,390)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

	September 30, 2018
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,148	(339)	809	—	—	—	584,439	(34,209)	550,230
Cost of goods and services rendered	(761)	229	(532)	—	—	—	(442,775)	27,326	(415,449)
Initial recognition and changes in fair value of biological assets and agricultural produce	(456)	(230)	(686)	—	—	—	31,678	(19,539)	12,139
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	14,584	(5,032)	9,552
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(69)	(340)	(409)	—	—	—	187,926	(31,454)	156,472
General and administrative expenses	(59)	(32)	(91)	(14,460)	4,044	(10,416)	(41,865)	2,553	(39,312)
Selling expenses	(91)	37	(54)	(127)	54	(73)	(65,510)	4,178	(61,332)
Other operating income, net	19,756	(1,299)	18,457	(99)	18,497	18,398	106,727	794	107,521
Profit from Operations Before Financing and Taxation	19,537	(1,634)	17,903	(14,686)	22,595	7,909	187,278	(23,929)	163,349

Depreciation and amortization	(76)	(19)	(95)	—	—	—	(111,067)	(1,776)	(112,843)
Net gain from Fair value adjustment of Investment property	19,758	(1,301)	18,457	—	—	—	19,758	(1,301)	18,457

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2019 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	134,038	74,829	53,946	2,249	265,062	360,677	—	—	625,739
Cost of goods sold and services rendered	(129,805)	(57,447)	(49,117)	(1,877)	(238,246)	(237,928)	—	—	(476,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,545	15,440	10,137	(578)	49,544	14,885	—	—	64,429
Changes in net realizable value of agricultural produce after harvest	1,174	—	27	—	1,201	—	—	—	1,201
Margin on manufacturing and agricultural activities before operating expenses	29,952	32,822	14,993	(206)	77,561	137,634	—	—	215,195
General and administrative expenses	(3,623)	(4,821)	(3,081)	(126)	(11,651)	(16,845)	—	(14,455)	(42,951)
Selling expenses	(8,804)	(15,773)	(3,554)	(149)	(28,280)	(44,963)	—	(106)	(73,349)
Other operating income, net	(3,206)	256	(666)	1,615	(2,001)	1,400	1,354	(289)	464
Profit / (loss) from operations before financing and taxation	14,319	12,484	7,692	1,134	35,629	77,226	1,354	(14,850)	99,359

Depreciation and amortization	(3,555)	(5,087)	(3,615)	(139)	(12,396)	(120,664)	—	—	(133,060)
Net gain from Fair value adjustment of Investment property	—	—	—	1,622	1,622	—	—	—	1,622
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	10,838	5,131	(2,822)	359	13,506	10,123	—	—	23,629
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	13,707	10,309	12,959	(937)	36,038	4,762	—	—	40,800
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,429	—	—	—	1,429	—	—	—	1,429
Changes in net realizable value of agricultural produce after harvest (realized)	(255)	—	27	—	(228)	—	—	—	(228)

Farmlands and farmland improvements, net	475,586	141,870	2,087	52,903	672,446	63,139	—	—	735,585
Machinery, equipment, building and facilities, and other fixed assets, net	29,312	24,106	59,155	495	113,068	311,253	—	—	424,321
Bearer plants, net	470	—	—	—	470	230,407	—	—	230,877
Work in progress	11,372	7,196	27,882	16	46,466	17,979	—	—	64,445
Right of use asset	3,106	566	451	—	4,123	220,057	—	941	225,121
Investment property	—	—	—	34,295	34,295	—	—	—	34,295
Goodwill	—	3,621	9,029	5,243	17,893	943	—	—	18,836
Biological assets	13,913	10,176	10,399	3,836	38,324	56,633	—	—	94,957
Finished goods	24,665	8,328	4,841	—	37,834	81,959	—	—	119,793
Raw materials, Stocks held by third parties and others	27,793	17,062	5,624	65	50,544	21,221	—	—	71,765
Total segment assets	586,217	212,925	119,468	96,853	1,015,463	1,003,591	—	941	2,019,995
Borrowings	63,651	60,723	120,081	—	244,455	543,534	—	111,278	899,267
Lease liabilities	3,694	500	490	—	4,684	195,231	—	1,058	200,973
Total segment liabilities	67,345	61,223	120,571	—	249,139	738,765	—	112,336	1,100,240
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2018 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	115,316	87,482	24,184	1,148	228,130	356,309	—	—	584,439
Cost of goods sold and services rendered	(115,449)	(66,037)	(22,977)	(761)	(205,224)	(237,551)	—	—	(442,775)
Initial recognition and changes in fair value of biological assets and agricultural produce	27,530	13,192	6,263	(456)	46,529	(14,851)	—	—	31,678
Changes in net realizable value of agricultural produce after harvest	14,584	—	—	—	14,584	—	—	—	14,584
Margin on manufacturing and agricultural activities before operating expenses	41,981	34,637	7,470	(69)	84,019	103,907	—	—	187,926
General and administrative expenses	(3,111)	(3,443)	(611)	(59)	(7,224)	(20,181)	—	(14,460)	(41,865)
Selling expenses	(4,499)	(12,920)	(417)	(91)	(17,927)	(47,456)	—	(127)	(65,510)
Other operating income / (loss), net	1,518	247	(1,147)	19,756	20,374	50,225	36,227	(99)	106,727
Profit / (loss) from operations before financing and taxation	35,889	18,521	5,295	19,537	79,242	86,495	36,227	(14,686)	187,278

Depreciation and amortization	(1,102)	(2,690)	(844)	(76)	(4,712)	(106,355)	—	—	(111,067)
Net gain from Fair value adjustment of Investment property	—	—	—	19,758	19,758	—	—	—	19,758
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	10,400	5,337	205	486	16,428	(24,015)	—	—	(7,587)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	17,130	7,855	6,058	(942)	30,101	9,164	—	—	39,265
Changes in net realizable value of agricultural produce after harvest (unrealized)	11,355	—	—	—	11,355	—	—	—	11,355
Changes in net realizable value of agricultural produce after harvest (realized)	3,229	—	—	—	3,229	—	—	—	3,229

As of December 31, 2018:
Farmlands and farmland improvements, net	547,842	173,481	727	22,891	744,941	51,567	—	—	796,508
Machinery, equipment, building and facilities, and other fixed assets, net	5,049	23,135	32,821	459	61,464	338,607	—	—	400,071
Bearer plants, net	427	—	—	—	427	232,529	—	—	232,956
Work in progress	8,690	5,214	14,317	18	28,239	22,665	—	—	50,904
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	9,463	4,142	—	2,110	15,715	5,635	—	—	21,350
Biological assets	27,347	17,173	10,298	3,094	57,912	47,475	—	—	105,387
Finished goods	29,144	9,507	1,170	—	39,821	39,937	—	—	79,758
Raw materials, Stocks held by third parties and others	15,834	7,394	2,217	121	25,566	22,778	—	—	48,344
Total segment assets	643,796	240,046	61,550	69,418	1,014,810	761,193	—	—	1,776,003
Borrowings	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116
Total segment liabilities	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4. Sales

	September 30, 2019	September 30, 2018
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	245,720	216,049
Sugar (*)	67,530	95,407
Soybean oil and meal	989	5,343
Rice (*)	69,039	76,552
Energy (*)	47,936	44,769
Process milk (UHT)	23,964	—
Powder milk	9,851	4,228
Process milk (Cheese)	742	—
Process milk (Cream)	4,425	—
Peanut	17,069	—
Industrialized sunflower	4,420	—
Services	2,750	392
Operating leases	362	327
Others	2,262	3,496
	497,059	446,563
Sales of agricultural produce and biological assets:
Soybean	35,980	58,301
Cattle for dairy production	3,186	1,541
Corn (*)	51,059	24,162
Milk	6,721	12,115
Wheat (*)	11,191	4,411
Sunflower	672	969
Barley	862	758
Seeds	336	—
Others	847	1,410
	110,854	103,667
Total sales	607,913	550,230

(*) Includes sales of corn, rice, sugar, mhw of energy, ethanol and wheat produced by third parties for an amount of US$ 18.9 million, US$ 3.2 million, US$ 24.6 million, US$ 6.0 million, US$ 4.7 million and US$ 0.14 million respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4. Sales (Continued)

The notional amount of these contracts is US$55 million as of September 30, 2019 (September 30, 2018: US$ 72 million) comprised primarily of 6,222 tons of sugar (US$ 1.7 million), 55,490 m³ of ethanol (US$ 12.3 million), 235,037 mhw of energy (U$S 14.0 million), 44,353 tons of soybean (US$ 10.7 million), 81,569 tons of corn (US$ 11.8 million), 28,530 tons of wheat (US$ 4.7 million), 800 tons of sunflower (US$ 0.2 million) and other products (US$ 0.0 million) which expire between October 2019 and August 2020.

5. Cost of goods sold and services rendered
As of September 30, 2019 :

	September 30, 2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2019 (Note 18)	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products (Note 6)	20,394	47,356	39,759	—	274,551	382,060
Purchases	23,085	7,075	632	—	30,980	61,772
Agricultural produce	88,987	—	8,171	1,727	—	98,885
Transfer to raw material	(28,072)	—	—	—	—	(28,072)
Direct agricultural selling expenses	12,546	—	—	—	—	12,546
Tax recoveries (i)	—	—	—	—	(20,573)	(20,573)
Changes in net realizable value of agricultural produce after harvest	1,245	—	—	—	—	1,245
Finished goods as of September 30, 2019 (Note 18)	(24,665)	(8,328)	(4,841)	—	(81,959)	(119,793)
Exchange differences	(2,033)	295	(129)	—	(5,008)	(6,875)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	120,631	55,905	44,762	1,727	237,928	460,953
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of September 30, 2018:

	September 30, 2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018	21,146	8,476	—	—	32,266	61,888
Cost of production of manufactured products (Note 6)	5,423	40,377	3,257	30	261,295	310,382
Purchases	43,818	22,958	1,388	—	32,129	100,293
Agricultural produce	72,871	—	13,149	505	—	86,525
Transfer to raw material	(9,035)	—	—	—	—	(9,035)
Direct agricultural selling expenses	8,115	—	—	—	—	8,115
Tax recoveries (i)	—	—	—	—	(20,199)	(20,199)
Changes in net realizable value of agricultural produce after harvest	9,552	—	—	—	—	9,552
Finished goods as of September 30, 2018	(42,707)	(4,579)	(1,170)	—	(61,071)	(109,527)
Exchange differences	(11,540)	(4,133)	—	(3)	(6,869)	(22,545)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	97,643	63,099	16,624	532	237,551	415,449
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the period ended September 30, 2019:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,233	3,366	2,649	—	30,985	38,233	19,981	4,355	62,569
Raw materials and consumables	123	3,892	5,653	—	6,555	16,223	—	—	16,223
Depreciation and amortization	1,758	1,337	1,393	—	95,808	100,296	7,844	94	108,234
Depreciation of right-of-use assets	—	81	216	—	4,121	4,418	1,098	3	5,519
Fuel, lubricants and others	178	65	683	—	20,436	21,362	475	159	21,996
Maintenance and repairs	199	655	707	—	15,973	17,534	1,441	467	19,442
Freights	78	1,941	1,138	—	444	3,601	—	14,204	17,805
Export taxes / selling taxes	—	—	—	—	—	—	—	35,691	35,691
Export expenses	—	—	—	—	—	—	—	3,386	3,386
Contractors and services	725	111	35	—	7,760	8,631	—	—	8,631
Energy transmission	—	—	—	—	—	—	—	2,360	2,360
Energy power	488	998	783	—	634	2,903	174	84	3,161
Professional fees	9	32	80	—	80	201	6,085	436	6,722
Other taxes	—	86	50	—	915	1,051	349	20	1,420
Contingencies	—	—	—	—	—	—	334	—	334
Lease expense and similar arrangements	42	129	54	—	—	225	629	72	926
Third parties raw materials	3,913	4,354	8,002	—	10,444	26,713	—	—	26,713
Tax recoveries	—	—	—	—	(842)	(842)	—	—	(842)
Others	162	546	136	—	2,982	3,826	2,077	9,401	15,304
Subtotal	8,908	17,593	21,579	—	196,295	244,375	40,487	70,732	355,594
Own agricultural produce consumed	11,486	29,763	18,180	—	78,256	137,685	—	—	137,685
Total	20,394	47,356	39,759	—	274,551	382,060	40,487	70,732	493,279

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Expenses by nature (continued)

Expenses by nature for the period ended September 30, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	3,340	68	30	34,817	38,255	21,495	4,100	63,850
Raw materials and consumables	511	2,881	83	—	6,821	10,296	—	—	10,296
Depreciation and amortization	—	260	245	—	85,229	85,734	6,483	546	92,763
Fuel, lubricants and others	—	81	—	—	20,147	20,228	334	130	20,692
Maintenance and repairs	—	791	55	—	16,393	17,239	826	242	18,307
Freights	45	1,676	215	—	528	2,464	—	17,887	20,351
Export taxes / selling taxes	—	—	—	—	—	—	—	28,626	28,626
Export expenses	—	—	—	—	—	—	—	1,885	1,885
Contractors and services	838	207	520	—	5,909	7,474	—	—	7,474
Energy transmission	—	—	—	—	—	—	—	2,170	2,170
Energy power	—	821	52	—	909	1,782	131	28	1,941
Professional fees	—	36	—	—	379	415	5,288	446	6,149
Other taxes	—	26	—	—	1,385	1,411	1,186	6	2,603
Contingencies	—	—	—	—	—	—	893	—	893
Lease expense and similar arrangements	—	134	2	—	—	136	696	32	864
Third parties raw materials	—	1,772	—	—	11,043	12,815	—	—	12,815
Tax recoveries	—	—	—	—	—	—	15	—	15
Others	2	852	32	—	3,603	4,489	1,965	5,234	11,688
Subtotal	1,396	12,877	1,272	30	187,163	202,738	39,312	61,332	303,382
Own agricultural produce consumed	4,027	27,500	1,985	—	74,132	107,644	—	—	107,644
Total	5,423	40,377	3,257	30	261,295	310,382	39,312	61,332	411,026

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7. Salaries and social security expenses

	September 30, 2019	September 30, 2018
	(unaudited)
Wages and salaries	77,621	78,599
Social security costs	22,616	21,442
Equity-settled share-based compensation	3,416	3,752
	103,653	103,793

8. Other operating income / (loss), net

	September 30, 2019	September 30, 2018
	(unaudited)
Gain from disposals of farmland and other assets (Note 27)	1,354	36,227
(Loss) / gain from commodity derivative financial instruments	(285)	51,982
Gain / (loss) from disposal of other property items	194	(217)
Net gain from fair value adjustment of Investment property	2,069	18,457
Others	(2,717)	1,072
	615	107,521

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9. Financial results, net

	September 30, 2019	September 30, 2018
	(unaudited)
Finance income:
- Interest income	5,198	5,780
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,019	—
- Other income	1,073	714
Finance income	7,290	6,494

Finance costs:
- Interest expense	(44,262)	(36,323)
- Finance cost related to lease liabilities	(9,417)	—
- Cash flow hedge – transfer from equity	(10,758)	(7,846)
- Foreign exchange losses, net	(100,693)	(188,204)
- Taxes	(2,878)	(2,081)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(5,836)
- Other expenses	(2,850)	(2,052)
Finance costs	(170,858)	(242,342)
Other financial results - Net gain of inflation effects on the monetary items	62,584	50,370
Total financial results, net	(100,984)	(185,478)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2019	September 30, 2018
	(unaudited)
Current income tax	856	(2,854)
Deferred income tax	(6,071)	6,005
Income tax (expense) / benefit	(5,215)	3,151

During 2017, the Argentine Government introduced changes in the income tax. The income tax enforce is 30% for the years 2018 and 2019, and will be 25% from 2020 onwards. There has been no other changes in the statutory tax rates in the countries where the Group operates since December 31, 2018.

The gross movement on the deferred income tax account is as follows:

	September 30, 2019	September 30, 2018
	(unaudited)
Beginning of period (liability) / asset	(151,980)	20,351
Tax effect on the opening net book amount for the application of IAS 29	—	(66,531)
Exchange differences	14,795	30,578
Effect of fair value valuation for farmlands	(2,568)	(145,589)
Acquisition of subsidiary (Note 27)	(3,655)	—
Disposal of farmland (Note 27)	3,730	—
Tax charge relating to cash flow hedge (i)	7,871	19,336
Others	(343)	—
Income tax (expense) / benefit	(6,071)	6,005
End of period liability	(138,221)	(135,850)

(i)It relates to the amount reclassified of US$ 11,931 loss and US$ 41,247 loss from equity to profit and loss for the nine-month period ended September 30, 2019 and 2018, respectively.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Taxation (continued)

	September 30, 2019	September 30, 2018
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(140)	4,663
Non-deductible items	(1,668)	(1,575)
Effect of the changes in the statutory income tax rate in Argentina	3,523	2,211
Non-taxable income	10,524	10,599
Tax losses where no deferred tax asset was recognized	(375)	(2,013)
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(15,047)	(10,650)
Others	(2,032)	(84)
Income tax (expense) / benefit	(5,215)	3,151

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month periods ended September 30, 2019 and 2018 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30, 2018
Opening net book amount.	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Exchange differences	(120,641)	(6,427)	(44,828)	(57,716)	(43,258)	(637)	(6,312)	(279,819)
Adjustment of opening net book amount for the application of IAS 29	217,247	11,520	22,563	5,181	5	1,824	856	259,196
Additions	—	—	10,150	40,671	70,713	1,339	39,290	162,163
Revaluation surplus	568,446	—	—	—	—	—	—	568,446
Transfer from investment property	3,004	—	—	—	—	—	—	3,004
Transfers	—	143	11,908	13,648	—	3	(25,702)	—
Disposals	—	—	(157)	(1,524)	—	(18)	(134)	(1,833)
Disposal of subsidiaries	(11,471)	—	(573)	(18)	(1,667)	—	—	(13,729)
Reclassification to non-income tax credits (*)	—	—	(114)	(327)	—	—	(39)	(480)
Depreciation (Note 6)	—	(1,761)	(13,952)	(46,990)	(48,172)	(1,181)	—	(112,056)
Closing net book amount	767,328	12,482	177,841	199,005	216,531	5,488	37,594	1,416,269
At September 30, 2018 (unaudited)								.
Cost	767,328	26,018	309,695	634,430	398,374	18,159	37,594	2,191,598
Accumulated depreciation	—	(13,536)	(131,854)	(435,425)	(181,843)	(12,671)	—	(775,329)
Net book amount	767,328	12,482	177,841	199,005	216,531	5,488	37,594	1,416,269
Nine-month period ended September 30, 2019
Opening net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Exchange differences	(74,095)	(1,749)	(14,451)	(17,090)	(17,729)	(613)	(3,554)	(129,281)
Additions	1,623	57	31,359	51,138	73,986	1,905	46,332	206,400
Revaluation surplus	8,743	—	—	—	—	—	—	8,743
Acquisition of subsidiaries	758	—	22,458	4,915	—	406	—	28,537
Transfer from investment property	4,483	—	—	—	—	—	—	4,483
Transfers	—	11,852	2,429	14,946	—	10	(29,237)	—
Disposals	—	—	(54)	(1,642)	—	(23)	—	(1,719)
Disposal of subsidiaries	(10,379)	—	(571)	(22)	—	—	—	(10,972)
Reclassification to non-income tax credits (*)	—	—	—	(176)	—	—	—	(176)
Depreciation (Note 6)	—	(2,216)	(17,659)	(51,573)	(58,336)	(1,442)	—	(131,226)
Closing net book amount	711,317	24,268	212,133	205,644	230,877	6,544	64,445	1,455,228
At September 30, 2019 (unaudited)
Cost	711,317	42,878	386,085	771,047	536,306	23,296	64,445	2,535,374
Accumulated depreciation	—	(18,610)	(173,952)	(565,403)	(305,429)	(16,752)	—	(1,080,146)
Net book amount	711,317	24,268	212,133	205,644	230,877	6,544	64,445	1,455,228
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2019, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Property, plant and equipment (continued)

Since September 2018 the Company changes the accounting policy for its Farmlands (See Note 28 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Farmlands with a total valuation of US$ 714 million as of September 30, 2019 , the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended September 30, 2019 would have reduced the value of the Farmlands on US$ 71 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the nine-month periods ended September 30, 2019 and 2018.

As of September 30, 2019, borrowing costs of US$ 11,426 (September 30, 2018: US$ 11,239) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 319,953 as of September 30, 2019.

12. Right of use assets

Changes in the Group’s right of use assets for the nine-month periods ended September 30, 2019 were as follows:

	Agricultural partnership	Others	Total
	(unaudited)
Nine-months period ended September 30, 2019
Adoption of IFRS 16	194,763	10,174	204,937
Exchange differences	(11,625)	(6,873)	(18,498)
Additions and Re-measurement	55,710	15,899	71,609
Depreciation	(26,660)	(6,267)	(32,927)
Closing net book amount	212,188	12,933	225,121

Since January 1,2019, the Company mandatory adopted IFRS 16. (Note 29). Agricultural partnership has an average of 6 years duration.

As of September 30, 2019 included within Right of use assets balances are US$ 715 related to the net book value of assets under finance leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13. Investment property

Changes in the Group’s investment property for the nine-month periods ended September 30, 2019 and 2018 were as follows:

	September 30, 2019	September 30, 2018
	(unaudited)
Beginning of the period	40,725	42,342
Gain from fair value adjustment (Note 8)	2,069	18,457
Reclassification to property, plant and equipment	(4,483)	(3,004)
Exchange differences	(4,016)	(17,070)
End of the period	34,295	40,725
Cost	34,295	40,725
Net book amount	34,295	40,725

Since September 2018 the Company changes the accounting policy for all Investment properties. (See Note 29 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Investment properties with a total valuation of US$ 34.2 million as of September 30, 2019 , the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during September 30, 2019 and 2018. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended September 30, 2019 would have reduced the value of the Investment properties on US$ 3.4 million, which would impact the line item "Net gain from fair value adjustment ".

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”, and "Other operating income, net", respectively.

	September 30, 2019	September 30, 2018
	(unaudited)
Rental income	330	300
Net gain from fair value adjustment (Note 8)	2,069	18,457

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14. Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2019 and 2018 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Nine-month period ended September 30, 2018
Opening net book amount	12,412	3,851	—	929	17,192
Adjustment of opening net book amount for the application of IAS 29	15,554	836	—	—	16,390
Exchange differences	(9,570)	(1,359)	—	(18)	(10,947)
Additions	—	2,264	—	95	2,359
Disposal	—	(2)	—	—	(2)
Amortization charge (i) (Note 6)	—	(768)	—	(33)	(801)
Closing net book amount	18,396	4,822	—	973	24,191
At September 30, 2018 (unaudited)
Cost	—	8,990	—	2,769	11,759
Accumulated amortization	18,396	(4,168)	—	(1,796)	12,432
Net book amount	18,396	4,822	—	973	24,191

Nine-month period ended September 30, 2019
Opening net book amount	21,350	5,596	886	77	27,909
Exchange differences	(1,879)	(576)	—	(33)	(2,488)
Additions	—	1,006	5,987	61	7,054
Acquisition of subsidiary	—	65	—	—	65
Disposal	(635)	—	—	—	(635)
Amortization charge (i) (Note 6)	—	(912)	—	(65)	(977)
Closing net book amount	18,836	5,179	6,873	40	30,928
At September 30, 2019 (unaudited)
Cost	18,836	10,658	8,567	1,924	39,985
Accumulated amortization	—	(5,479)	(1,694)	(1,884)	(9,057)
Net book amount	18,836	5,179	6,873	40	30,928

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2019 and 2018, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2019 (see Note 30).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2019 and 2018 were as follows:

	September 30, 2019
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	27,347	17,173	10,298	3,094	47,475	105,387
Increase due to purchases	—	—	—	1,005	—	1,005
Initial recognition and changes in fair value of biological assets	22,289	13,483	9,173	(512)	14,885	59,318
Decrease due to harvest / disposals	(88,987)	(36,616)	(19,630)	(1,730)	(81,148)	(228,111)
Decrease due to sales of agricultural produce	—	—	(6,721)	—	—	(6,721)
Costs incurred during the period	58,480	15,149	18,741	1,840	79,609	173,819
Exchange differences	(5,216)	987	(1,462)	139	(4,188)	(9,740)
End of the period (unaudited)	13,913	10,176	10,399	3,836	56,633	94,957

	September 30, 2018
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Increase due to purchases	—	—	—	740	—	740
Initial recognition and changes in fair value of biological assets	17,166	6,902	3,608	(686)	(14,851)	12,139
Decrease due to harvest / disposals	(72,871)	(32,343)	(3,019)	(506)	(77,215)	(185,954)
Decrease due to sales of agricultural produce	—	—	(12,115)	—	—	(12,115)
Costs incurred during the period	45,558	14,150	13,839	1,106	68,734	143,387
Exchange differences	(11,082)	(11,783)	(3,729)	(1,686)	(15,272)	(43,552)
End of the period (unaudited)	10,516	6,643	7,922	2,984	54,574	82,639

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2018 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Biological assets (continued)

Cost of production as of September 30, 2019:

	September 30, 2019
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,849	3,661	2,619	405	7,598	16,132
Depreciation and amortization	—	—	—	—	3,877	3,877
Depreciation of right-of-use assets	—	—	—	—	27,408	27,408
Fertilizers, agrochemicals and seeds	20,016	888	—	31	30,874	51,809
Fuel, lubricants and others	659	407	624	62	2,317	4,069
Maintenance and repairs	717	1,636	1,070	156	1,711	5,290
Freights	1,266	205	56	112	—	1,639
Contractors and services	17,514	6,638	—	95	3,931	28,178
Feeding expenses	—	—	7,653	230	—	7,883
Veterinary expenses	—	—	1,365	153	—	1,518
Energy power	51	971	691	7	—	1,720
Professional fees	146	53	92	3	162	456
Other taxes	828	69	5	69	34	1,005
Lease expense and similar arrangements	13,213	30	1	6	1,145	14,395
Others	2,221	591	254	16	552	3,634
Subtotal	58,480	15,149	14,430	1,345	79,609	169,013
Own agricultural produce consumed	—	—	4,311	495	—	4,806
Total	58,480	15,149	18,741	1,840	79,609	173,819

Cost of production as of September 30, 2018:

	September 30, 2018
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,832	3,255	1,963	308	6,860	14,218
Depreciation and amortization	144	—	—	—	2,390	2,534
Fertilizers, agrochemicals and seeds	16,468	679	—	(1)	25,209	42,355
Fuel, lubricants and others	580	307	384	39	2,094	3,404
Maintenance and repairs	592	1,225	844	208	1,440	4,309
Freights	83	279	47	56	—	465
Contractors and services	13,083	6,613	—	29	4,017	23,742
Feeding expenses	—	—	5,584	117	—	5,701
Veterinary expenses	—	—	952	81	—	1,033
Energy power	74	1,020	447	—	—	1,541
Professional fees	100	47	64	1	152	364
Other taxes	722	78	5	52	28	885
Lease expense and similar arrangements	10,007	124	—	1	25,724	35,856
Others	1,873	523	172	18	820	3,406
Subtotal	45,558	14,150	10,462	909	68,734	139,813
Own agricultural produce consumed	—	—	3,377	197	—	3,574
Total	45,558	14,150	13,839	1,106	68,734	143,387

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Biological assets (continued)

Biological assets as of September 30, 2019 and December 31, 2018 were as follows:

	September 30, 2019	December 31, 2018
	(unaudited)
Non-current
Cattle for dairy production	10,256	9,859
Breeding cattle	1,339	1,310
Other cattle	119	101
	11,714	11,270
Current
Breeding cattle	2,326	1,683
Other cattle	195	439
Sown land – crops	13,913	27,347
Sown land – rice	10,176	17,173
Sown land – sugarcane	56,633	47,475
	83,243	94,117
Total biological assets	94,957	105,387

16. Financial instruments

As of September 30, 2019, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16. Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2019 and their allocation to the fair value hierarchy:

	2019
	Level 1	Level 2	Total

Assets
Derivative financial instruments	1,152	11	1,163
Total assets	1,152	11	1,163
Liabilities
Derivative financial instruments	(459)	—	(459)
Total liabilities	(459)	—	(459)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	693

NDF	Quoted price	Foreign-exchange curve	Present value method	2	11

					704

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17. Trade and other receivables, net

	September 30, 2019	December 31, 2018
	(unaudited)
Non current
Advances to suppliers	81	2,343
Income tax credits	4,247	4,429
Non-income tax credits (i)	16,381	15,998
Judicial deposits	3,147	2,908
Receivable from disposal of subsidiary	16,541	10,944
Cash collateral	30	—
Other receivables	2,327	2,198
Non current portion	42,754	38,820
Current
Trade receivables	60,326	60,167
Receivables from related parties (Note 28)	—	8,337
Less: Allowance for trade receivables	(3,231)	(2,503)
Trade receivables – net	57,095	66,001
Prepaid expenses	9,768	9,396
Advance to suppliers	23,735	43,365
Income tax credits	1,904	2,560
Non-income tax credits (i)	31,635	28,232
Receivable from disposal of subsidiary	5,506	3,709
Cash collateral	4	1,505
Receivables from related parties (Note 28)	—	324
Other receivables	4,812	3,594
Subtotal	77,364	92,685
Current portion	134,459	158,686
Total trade and other receivables, net	177,213	197,506

(i) Includes US$ 176 for the nine-month period ended September 30, 2019 reclassified from property, plant and equipment (for the year ended December 31, 2018: US$ 1,086).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17. Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2019	December 31, 2018
	(unaudited)
Currency
US Dollar	39,178	52,342
Argentine Peso	46,666	42,896
Uruguayan Peso	847	534
Brazilian Reais	90,522	101,734
	177,213	197,506

As of September 30, 2019 trade receivables of US$ 9,235 (December 31, 2018: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 277 and US$ 318 are over 6 months in September 30, 2019 and December 31, 2018, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18. Inventories

	September 30, 2019	December 31, 2018
	(unaudited)
Raw materials	71,765	48,140
Finished goods (Note 5) (i)	119,793	79,758
Others	—	204
	191,558	128,102

(i): Finished goods of Crops reportable segment are valued at fair value.

19. Cash and cash equivalents

	September 30, 2019	December 31, 2018
	(unaudited)
Cash at bank and on hand	77,156	197,544
Short-term bank deposits	68,677	76,091
	145,833	273,635

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20. Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2018	122,382	1,092,507
Restricted shares vested	—	4,775
Purchase of own shares	—	(13,206)
At September 30, 2018	122,382	1,084,076

At January 1, 2019	122,382	1,084,076
Restricted share vested	—	4,455
Purchase of own shares	—	(1,295)
At September 30, 2019	122,382	1,087,236
Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 13, 2019, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2020.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of September 30, 2019, the Company repurchased an aggregate of 8,719,281 shares under the program, of which 3,075,270 have been utilized to cover the exercise of the Company’s employee stock option plan and restricted stock units plan. During the period ended September 30, 2019 and 2018 the Company repurchased shares for an amount of 1,741 and US$ 15,725, respectively. The outstanding treasury shares as of September 30, 2019 totaled 4,897,299.

21. Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.
(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2019, nil options (September 30, 2018: nil) were exercised, and nil options (September 30, 2018: 2,575) were forfeited, and 597,454 options were expired (September 30, 2018: 102,576).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21. Equity-settled share-based payments (Continued)

(b)Restricted Share and Restricted Stock Unit Plan

As of September 30, 2019, the Group recognized compensation expense US$ 3.8 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2018: US$ 3.8 million). For the nine-month period ended September 30, 2019, 773,015 Restricted Shares were granted (September 30, 2018: 530,397 Restricted Stock units), 476,847 were vested (September 30, 2018: 496,646), 10,647 Restricted Stock Units were forfeited (September 30, 2018: 13,360) and 3,070 Restricted Shares were forfeited (September 30, 2018: nil).

22. Trade and other payables

	September 30, 2019	December 31, 2018
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (Note 27)	3,299	—
Other payables	287	211
	3,586	211
Current
Trade payables	71,365	94,483
Advances from customers	4,525	3,813
Amounts due to related parties (Note 28)	—	354
Taxes payable	7,525	6,457
Payables from acquisition of property, plant and equipment (Note 27)	3,592	—
Other payables	319	1,119
	87,326	106,226
Total trade and other payables	90,912	106,437

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23. Borrowings

	September 30, 2019	December 31, 2018
	(unaudited)
Non-current
Senior Notes (*)	496,452	496,118
Bank borrowings (*)	197,251	221,971
Obligations under finance leases	—	395
	693,703	718,484
Current
Senior Notes (*)	750	8,250
Bank overdrafts	5,207	2,320
Bank borrowings (*)	199,607	132,862
Obligations under finance leases	—	200
	205,564	143,632
Total borrowings	899,267	862,116

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2019, total bank borrowings include collateralized liabilities of US$ 66,671 (December 31, 2018:
US$ 87,738). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23. Borrowings (continued)

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	September 30, 2019	December 31, 2018
	(unaudited)
Fixed rate:
Less than 1 year	134,650	105,708
Between 1 and 2 years	27,528	16,287
Between 2 and 3 years	36,912	25,704
Between 3 and 4 years	44,679	43,507
Between 4 and 5 years	38,776	26,415
More than 5 years	505,817	505,456
	788,362	723,077
Variable rate:
Less than 1 year	70,914	37,724
Between 1 and 2 years	23,053	17,278
Between 2 and 3 years	10,324	29,861
Between 3 and 4 years	6,614	22,886
Between 4 and 5 years	—	18,251
More than 5 years	—	12,444
	110,905	138,444
	899,267	861,521

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 480 million, 96.04% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24. Lease liabilities

	September 30, 2019	December 31, 2018
	(unaudited)
Lease liabilities
Non-current	163,442	—
Current (*)	37,531	—
	200,973	—

(*) Includes US$151 of Related parties.

The maturity of the Group's lease liabilities is as follows:

September 30, 2019
Less than 1 year	37,531
Between 1 and 2 years	16,639
Between 2 and 3 years	29,570
Between 3 and 4 years	24,597
Between 4 and 5 years	19,280
More than 5 years	73,356
200,973

25. Payroll and social security liabilities

	September 30, 2019	December 31, 2018
	(unaudited)
Non-current
Social security payable	1,084	1,219
	1,084	1,219
Current
Salaries payable	12,402	8,841
Social security payable	2,337	3,112
Provision for vacations	8,686	9,770
Provision for bonuses	3,222	4,255
	26,647	25,978
Total payroll and social security liabilities	27,731	27,197

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26. Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27. Disposals and acquisitions

▪Acquisitions

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal. As a result of this transaction, the Company recognized a gain in the line item Other Operating Income of USD 0.2 million.

Net assets acquired are as follows:

Property, plant and equipment	21,800
Intangible assets, net	41
Inventories	1,866
Trade and other receivables, net	4,492
Deferred income tax liabilities	(4,546)
Trade and other payables	(1,031)
Current income tax liabilities	(5)
Payroll and Social liabilities	(153)
Borrowings	(23,062)
Cash and cash equivalents added as a result of the business combination	747
Total net assets added as a result of business combination	149
Fair value of previously held equity interest	74
Gain for bargain purchase	75

In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for this acquisition was USD 10 million to be disbursed in three installments, with the first payment made at closing. This transaction qualifies as a purchase of assets.

In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with this facilities, we also acquired the brands Las Tres Niñas and Angelita. The total consideration for this operations was US$ 47 million. This transaction qualifies as a purchase of assets.

▪Disposals

In May 2018, the Group completed the sale of Q45 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the  Rio De Janeiro Farm, for a selling price of US$ 34 million (Reais 120 million), which was fully collected as of the date of these financial statements. This transaction resulted in a gain of US$ 22 million included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”.

In June 2018, the Group completed the sale of Q43 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Conquista Farm, for a selling price of US$ 18.4 million (Reais 68 million), of which US$ 5.6 million (Reais 21.4 million) has already been collected and the balance will be collected in four annual installments starting in June 2019. This transaction resulted in a gain of US$ 14 million, included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27. Disposals and acquisitions (continued)
In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 2.2 million (Reais 8.4 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019.

This transaction resulted in a gain before tax of US$ 1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of U$S 8.0 million.

28. Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			September 30, 2019	September 30, 2018	September 30, 2019	December 31, 2018

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 17)	—	—	—	324
		Cost of manufactured products sold and services rendered	1,478	(1,289)	—	—
		Payables (Note 22)	—	—	—	(160)
		Leases liabilities (Note 24)	—	—	(151)	—

Girasoles del Plata S.A. (ii)	Joint venture	Services	—	42	—	—
		Sales of goods	—	370	—	—
		Payables (Note 22)	—	—	—	(194)
		Interest income	—	145	—	—
		Receivables (Note 17)	—	—	—	8,337

Directors and senior management	Employment	Compensation selected employees	(3,857)	(5,350)	(14,583)	(16,353)

(i) Shareholder of the Company.
(ii) Since February 2019, Girasoles del Plata S.A. (formerly CHS Agro S.A.) is fully part of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29. Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2019 and for the nine-month periods ended September 30, 2019 and 2018 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2019, results of operations and cash flows for the nine-month periods ended September 30, 2019 and 2018. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018 except for the changes in connection with the implementation of IFRS 16 – Leases, explained in Note 24 of these Consolidated Condensed Interim Financial Statements.

Description of accounting policies changed during the period.

Leases

For fiscal years beginning on January 1st 2019 and onward it is mandatory the adoption of IFRS 16 - Leases.We disclose herein the new accounting policies that have been applied from January 1, 2019, where they are different to those applied in prior periods.

IFRS 16 was adopted following the simplified approach, without restating comparative. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019.

The Company has adopted IFRS 16 Leases from January 1, 2019, but has not restated comparatives for previous reporting period as permitted under the specific transition provisions in the Standard.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. In the previous year, the Company only recognize lease liabilities in relation to leases that were classified as "Finance leases" under IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

Short term leases are recognized on a straight line basis as an expense in the income statement.

Right-of-use assets

The total of the right-of-use assets are included under such type in the Statement of Financial Position:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29. Basis of preparation and presentation (continued)

	Right of use	Lease liabilities

Closing balance as of December 31, 2018	—	—
Initial recognition	204,937	(204,937)
Reclassifications from Trade and other receivables, net	—	26,794
Opening balance as of January 1, 2019	204,937	(178,143)

The impact of the adoption of IFRS 16 did not have effect in retained earnings at January 1, 2019.

According with the adoption of IFRS 16, the new accounting policy for leases is as follows;

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight line basis as an expense in the income statement.

Accounting as lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

The weighted average lessee’s incremental borrowing rate applied  to lease liabilities recognised in the statement of financial osition at the date of initial application was 7.04%.

At initial recognition, the right-of-use asset is measured considering:

•The value of the initial measurement of the lease liability;
•Any lease payments made at or before the commencement date, less any lease incentives; and
•Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29. Basis of preparation and presentation (continued)

•Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
•Amounts expected to be payable by the lessee under residual value guarantees;
•The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease;
•Fixed payments, less any lease incentives receivable;
•Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
•Amounts expected to be payable by the lessee under residual value guarantees;
•The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

After the commencement date, the Company measures the lease liability by:

•Increasing the carrying amount to reflect interest on the lease liability;
•Reducing the carrying amount to reflect lease payments made; and
•Re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rat used in the discounted cash flow involved a high degree of management´s estimations.

Early adoption of IFRS 3 Amendment
The IASB has issued narrow-scope amendments to IFRS 3,'Business combinations', to improve the definition of a business.

The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others.

Entities are required to apply the amendments to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Company applied this amendment form the period beginning on 1 January 2019.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29. Basis of preparation and presentation (continued)

as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30. Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2018 described in Note 33.

Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. As prescribed by IFRS, Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 40 CGUs as of September 30, 2019 and 37 CGUs as of September 30, 2018

As of September 30, 2019 and 2018, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2019 and 2018:

As of September 30, 2019, the Group identified 12 CGUs in Argentina (2018: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.  Critical accounting estimates and judgments (continued)

texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 12 CGUs (2018: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2019	September 30, 2018
La Carolina / Crops / Argentina	162	112
La Carolina / Cattle / Argentina	26	38
El Orden / Crops / Argentina	175	170
El Orden / Cattle / Argentina	6	14
La Guarida / Crops / Argentina	1,158	1,149
La Guarida / Cattle / Argentina	597	937
Los Guayacanes / Crops / Argentina	2,145	1,449
Doña Marina / Rice / Argentina	3,734	3,385
Huelen / Crops / Argentina	3,716	3,369
El Colorado / Crops / Argentina	1,857	1,484
El Colorado / Cattle / Argentina	18	216
Closing net book value of goodwill allocated to CGUs tested (Note 13)	13,594	12,323
Closing net book value of PPE items and other assets allocated to CGUs tested	162,844	179,545
Total assets allocated to CGUs tested	176,438	191,868

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2019 and 2018.
CGUs tested based on a value-in-use model at September 30, 2019 and 2018:

As of September 30, 2019, the Group identified 2 CGUs (2018: 2 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.  Critical accounting estimates and judgments (continued)

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2019	September 30, 2018
Financial projections	Covers 4 years for UMA (*)	Covers 4 years for UMA
	Covers 7 years for AVI (**)	Covers 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	0,11% per annum	0,11% per annum
Future cost decrease	0,78% per annum	3,11% per annum
Discount rates	7%	8%
Perpetuity growth rate	1%	2%

(*) UMA stands for Usina Monte Alegre LTDA..
(**) AVI stands for Adecoagro VAle Do Ivinhema S.A.

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.
The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2019	September 30, 2018
AVI / Sugar, Ethanol and Energy	3,813	3,966
UMA / Sugar, Ethanol and Energy	1,430	2,107
Closing net book value of goodwill allocated to CGUs tested (Note 14)	5,243	6,073
Closing net book value of PPE items and other assets allocated to CGUs tested	614,702	618,818
Total assets allocated to 3 CGUs tested	619,945	624,891

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2019 and 2018.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements